Filed by Freightos Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Gesher I Acquisition Corp.

Commission File No. 001-40897

Date: May 31, 2022

Social Media Posts

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Corporate

We’re excited to announce that @Freightos is on its way to going public (ticker: FROS)!

The Freightos mission has always been to bring the trillion dollar freight industry online, and the recent global supply chain crisis brought a new level of urgency for digital solutions.

Our platform is currently used by well over 10,000 importers/exporters, 3,500 freight forwarders and 200 carriers, enabling hundreds of thousands of international freight bookings annually.

Freightos will be going public after merging with Gesher I Acquisition Corp. (NASDAQ: GIAC, “Gesher”), a special purpose acquisition company, at a combined value of $425 million.

Freightos Group CEO, @Zvi Schreiber commented: “Our combination with Gesher and access to public markets will allow Freightos to continue to aggressively scale our platform and lead as an international freight booking and payment tool of choice.”

For more details, you can read the press release here: https://www.freightos.com/release-spac-public-freightos

Disclaimer: https://www.freightos.com//investor-disclaimer

WebCargo

We’re excited to announce that @Freightos is on its way to going public (ticker: FROS)!

The Freightos and WebCargo mission has always been to bring the trillion dollar freight industry online, and the recent global supply chain crisis brought a new level of urgency for digital solutions.

The rapid adoption of Digital Air Cargo and WebCargo’s ability to connect thousands of forwarders and hundreds of carriers has been an essential piece in how Freightos has responded to that need and provided an essential global freight booking platform, enabling hundreds of thousands of international freight bookings annually.

This merger will provide the company with critical growth capital to continue accelerating and developing. As Freightos Group CEO, @Zvi Schreiber writes, “Our combination with Gesher and access to public markets will allow Freightos to continue to aggressively scale our platform and lead as an international freight booking and payment tool of choice.”

Freightos will be going public after merging with Gesher I Acquisition Corp. (NASDAQ: GIAC, “Gesher”), a special purpose acquisition company, at a combined value of $425m.

For more details, you can read the press release here: https://www.freightos.com/release-spac-public-freightos

Disclaimer: https://www.freightos.com//investor-disclaimer

Zvi (with link to blog post)

I’m incredibly proud to announce that @Freightos will be going public through a combination with @Gesher!

When I first started Freightos ten years ago, the goal was clear. Take the trillion dollar freight industry online, and streamline the global shipping process the same way Amazon did for e-commerce and Booking.com for passenger travel.

Of course, in the following years, the company has grown and changed in unimaginable and exciting ways. And now with the recent global supply chain crisis, the need for industry digitization has never been more urgent and clear.

Going public on the NASDAQ will allow us to accelerate the growth of our platform—currently used by well over 10,000 importers/exporters, 3,500 freight forwarders and 200 carriers—while bringing about increased transparency and stability, which is essential in our position as the world’s leading vendor-agnostic booking platform.

You can read more about this move in my blog post here: https://www.freightos.com/freightos-is-going-publicand-how-we-got-here

Disclaimer: https://www.freightos.com//investor-disclaimer

Employee Messaging

1.	@Freightos is on its way to going public!

Read Freightos CEO @Zvi Schreiber’s blog for more details: https://www.freightos.com/schreiber-freightos-were-going-public

Disclaimer: https://www.freightos.com//investor-disclaimer

2.	@Freightos has just announced its business combination with Gesher!

With digitalization and transparency essential to stabilizing global supply chains, Freightos access to public markets and growth capital is more crucial than ever.

For more details, check out our official press release: https://www.freightos.com/release-spac-public-freightos

Disclaimer: https://www.freightos.com//investor-disclaimer

3.	Excited to share that @Freightos will be going public through a combination with Gesher!

Freightos, the leading global freight booking platform, is revolutionizing the global supply chain in the same way that Amazon changed e-commerce and Booking.com shifted how people travel.

With global supply chains currently under pressure, it’s a crucial moment to accelerate our growth.

Read more here: https://www.freightos.com/release-spac-public-freightos

Disclaimer: https://www.freightos.com//investor-disclaimer

4.	@Freightos is currently used by well over 10,000 importers/exporters, 3,300 freight forwarders and 200 carriers, and has enabled hundreds of thousands of international freight bookings annually…

…..now we’re going public!

Happy to share that @Freightos has combined with Gesher and will be going public on the NASDAQ.

Read the full press release here: https://www.freightos.com/release-spac-public-freightos

Disclaimer: https://www.freightos.com//investor-disclaimer

5.	Freightos will be going public after merging with Gesher!

Freightos Group CEO, @Zvi Schreiber: “Our combination with Gesher and access to public markets will allow Freightos to continue to aggressively scale our platform and lead as an international freight booking and payment tool of choice.”

For more details, you can read the press release here: https://www.freightos.com/release-spac-public-freightos

Disclaimer: https://www.freightos.com//investor-disclaimer

Twitter

Freightos is going public!

@Zvi Schreiber says this will allow Freightos to aggressively scale the platform and lead as an international freight booking and payment tool of choice.

https://www.freightos.com/release-spac-public-freightos

Disclaimer: https://www.freightos.com//investor-disclaimer

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Freightos Limited’s (“Freightos”) and Gesher I Acquisition Corp.’s (“Gesher”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Freightos and Gesher. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; the outcome of any legal proceedings that may be instituted against Freightos or Gesher, the combined company or others following the announcement of the proposed business combination; the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Freightos or Gesher or to satisfy other conditions to closing; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; the ability to meet stock exchange listing standards following the consummation of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations of Freightos as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the combined company to build and maintain relationships with carriers, freight forwarders and importers/exporters and retain its management and key employees; costs related to the proposed business combination; changes in applicable laws or regulations; Freightos’ estimates of expenses and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; any downturn or volatility in economic conditions; the effects of COVID-19 or other pandemics or epidemics; changes in the competitive environment affecting Freightos or its users, including Freightos’s inability to introduce new products or technologies; risks to Freightos’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Freightos; the possibility that Freightos or Gesher may be adversely affected by other economic, business and/or competitive factors; Freightos’ estimates of its financial performance; risks related to the fact that Freightos is incorporated in the Cayman Islands and governed by the laws of the Cayman Islands; and those factors discussed in Gesher’s final prospectus dated October 12, 2021 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, in each case, under the heading “Risk Factors,” and other documents of Gesher filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Freightos nor Gesher presently know or that Freightos and Gesher currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Freightos’ and Gesher’s expectations, plans or forecasts of future events and views as of the date of this communication. Freightos and Gesher anticipate that subsequent events and developments will cause Freightos’ and Gesher’s assessments to change. However, while Freightos and Gesher may elect to update these forward-looking statements at some point in the future, Freightos and Gesher specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Freightos’ and Gesher’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information About the Proposed Transaction and Where to Find It

The proposed business combination will be submitted to shareholders of Gesher for their consideration. Freightos intends to file a registration statement on Form F-4 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”) which will include preliminary and definitive proxy statements to be distributed to Gesher’s shareholders in connection with Gesher’s solicitation for proxies for the vote by Gesher’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Gesher’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Gesher will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. GESHER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS ARE URGED TO READ, ONCE AVAILABLE, THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT / PROSPECTUS AND ANY AMENDMENTS THERETO AND, ONCE AVAILABLE, THE DEFINITIVE PROXY STATEMENT / PROSPECTUS, IN CONNECTION WITH GESHER’S SOLICITATION OF PROXIES FOR ITS SPECIAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE, AMONG OTHER THINGS, THE PROPOSED BUSINESS COMBINATION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT GESHER, FREIGHTOS AND THE PROPOSED BUSINESS COMBINATION.

Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Gesher, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Gesher I Acquisition Corp., Hagag Towers, North Tower, Floor 24, Haarba 28, Tel Aviv, Israel.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in Solicitation

Gesher, Freightos and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Gesher’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Gesher’s shareholders in connection with the proposed business combination will be set forth in the Registration Statement when it is filed with the SEC. You can find more information about Gesher’s directors and executive officers in Gesher’s final prospectus dated October 12, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the Registration Statement when it becomes available. Shareholders, potential investors and other interested persons should read the Registration Statement and other relevant materials to be filed with the SEC regarding the proposed business combination carefully when they become available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.